Filed by Empower Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Empower Ltd.

Commission File No.: 001-39599

Holley Acquires Substantially All Assets of AEM Performance Electronics to Expand Its Product Offerings for Enthusiasts of Import and Other Sport Compact Cars

ADDS TO HOLLEY’S EXPERTISE IN ELECTRONIC CONTROL AND MONITORING SOLUTIONS FOR AUTOMOTIVE ENTHUSIASTS

April 15, 2021 07:00 AM Eastern Daylight Time

BOWLING GREEN, Ky.—(BUSINESS WIRE)—Holley, the largest and fastest growing platform for performance automotive enthusiasts (“Holley”), today announced it has acquired substantially all of the assets of Advanced Engine Management, Inc. dba AEM Performance Electronics (“AEM”). AEM is a leading developer and supplier of electronic control and monitoring systems for performance automotive applications and is particularly well known and highly regarded by enthusiasts of import and other sport compact cars. AEM has also recently launched an electronic control system that supports the conversion of vehicles originally equipped with internal combustion engines to electric power (“EV Conversions”). Holley acquired AEM for $52 million and expects AEM to contribute 2021 pro forma sales of $26 million.

“The acquisition of AEM is strategic and accretive and we’re excited to welcome even more aficionados of import and other sport compact cars into our growing community of gearheads. We’re also very excited about the work AEM is doing to bring cost effective and easy to use electronic control systems to enthusiasts that are passionate about EV Conversions,” said Tom Tomlinson, President and CEO of Holley. “The AEM brand is iconic in its space and represents a great addition to our already large family of legendary brands that resonate deeply with our customers.”

“We’re excited to have joined the Holley team and believe that the resources Holley brings to bear will allow us to accelerate development of the innovative products our customers love,” stated AEM President Greg Neuwirth. “We’re especially charged-up about leveraging our combined expertise in electronics to more rapidly deploy the AEM EV line of electronic control solutions for enthusiasts of EV Conversions.”

Holley previously announced an agreement to become a public company through a business combination with Empower Ltd. (NYSE; EMPW, EMPW-UN, EMPW-WT), a publicly traded special purpose acquisition company. Holley’s majority shareholder is Sentinel Capital Partners, L.L.C., one of the nation’s leading midmarket private equity firms.

About Holley

Holley is a leading designer, marketer, and manufacturer of high-performance products for car and truck enthusiasts. Holley offers the largest portfolio of iconic brands that deliver innovation and inspiration to a large and diverse community of millions of avid automotive enthusiasts who are passionate about the performance and personalization of their classic and modern cars. Holley has disrupted the performance category by putting the enthusiast consumer first, developing innovative new products, and building a robust M&A process that has added meaningful scale and diversity to its platform. For more information on Holley, visit www.holley.com.

About Empower, Ltd.

Empower is a blank check company formed by MidOcean Partners whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Empower’s management team is led by Matt Rubel, its Chief Executive Officer and Executive Chairman of its Board of Directors, and Graham Clempson, Empower’s President. Empower raised $250,000,000 in its initial public offering in October 2020 and is listed on the NYSE under the ticker symbols “EMPW”, “EMPW-UN” and “EMPW-WT”. For more information, visit www.empowermidocean.com.

About Sentinel Capital Partners

Sentinel specializes in buying and building lower midmarket businesses in the United States and Canada in partnership with management. Sentinel targets business services, consumer, healthcare services, and industrial businesses. Sentinel invests in management buyouts, recapitalizations, corporate divestitures, going-private transactions, and structured equity investments of established businesses with EBITDA of up to $80 million. Sentinel also invests in special situations, including balance sheet restructurings and operational turnarounds. For more information about Sentinel, visit www.sentinelpartners.com.

Forward-Looking Statements

Certain statements in this press release may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Holley’s or Empower’s future financial or operating performance. For example, projections of future sales and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “or“ or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Holley and its management and Empower and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination between Holley and Empower; 2) the outcome of any legal proceedings that may be instituted against Holley, Empower, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Empower, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Forward-Looking Statements; Market, Ranking and Other Industry Data” in Empower’s Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2021, and other documents of Empower filed, or to be filed, with the SEC. Although Holley and Empower believe the expectations reflected in the forward-looking statements are reasonable, nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. There may be additional risks that Holley and Empower presently do not know or that Holley and Empower currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Holley nor Empower undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Empower, Holley and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Empower’s stockholders in connection with the Business Combination. Investors and stockholders may obtain more detailed information regarding the names and interests in the Business Combination of Empower directors and officers, and Holley’s directors and executive officers, in Empower’s filings with the SEC, including the Registration Statement.

Disclaimer

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy, any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Contacts

Phil Denning / Michael Wolfe

ICR, Inc.

EmpowerPR@icrinc.com

(646) 277-1200

Additional Information

The proposed transactions will be submitted to shareholders of the Company for their consideration and approval at a special meeting of shareholders. In connection with the proposed transactions, the Company filed a Registration Statement on Form S-4 (the “Registration Statement”) with the SEC on April 8, 2021, which included a preliminary proxy statement / prospectus in connection with the Company’s solicitation for proxies for the vote by the Company’s shareholders in connection with the proposed transactions and other matters as described in such Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Holley’s shareholders in connection with the completion of the Merger. After the Registration Statement has been declared effective, the Company will mail a definitive proxy statement / prospectus and other relevant documents to its shareholders as of the record date established for voting on the proposed transactions. Investors and security holders of the Company are advised to read the preliminary proxy statement, and any amendments thereto, and, when available, the definitive proxy statement in connection with the Company’s solicitation of proxies for its special meeting of shareholders to be held to approve the proposed transaction because the proxy statement / prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. Shareholders may obtain copies of the proxy statement / prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to: Empower Ltd., c/o MidOcean Partners, 245 Park Avenue, 38th Floor, New York, NY 10167.

No Offer or Solicitation

Nothing herein constitutes an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

The Company and Holley and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of the Company’s shareholders in connection with the proposed business combination is set forth in the Company’s preliminary proxy statement / prospectus filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of the Company’s directors and officers in the Company’s filings with the SEC and the Registration Statement filed with the SEC by the Company, which includes the preliminary proxy statement / prospectus of the Company for the proposed transaction.

Forward-Looking Statements

Certain statements made herein may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or the Company’s or Holley’s future financial or operating performance. For example, projections of future revenue and adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “would,” “plan,” “future,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, and Holley and its management, as the case may be, are inherently uncertain factors that may cause actual results to differ materially from current expectations include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against the Company, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; 3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of the Company, to obtain financing to complete the business combination or to satisfy other conditions to closing; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet the NYSE’s listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Holley as a result of the announcement and consummation of the business combination; 7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; 8) costs related to the business combination; 9) changes in applicable laws or regulations; 10) the possibility that Holley or the combined company may be adversely affected by other economic, business and/or competitive factors; 11) Holley’s estimates of its financial performance; 12) the impact of the novel coronavirus disease pandemic and its effect on business and financial conditions; and 13) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the Company’s Registration Statement on Form S-4 filed with the U.S. Securities and Exchange Commission (“SEC”) on April 8, 2021 and other documents of the Company filed, or to be filed, with the SEC. Although the Company believes the expectations reflected in the forward-looking statements are reasonable, nothing herein should be regarded as a representation by any person that the forward-looking statements or projections set forth herein will be achieved or that any of the contemplated results of such forward looking statements or projections will be achieved. There may be additional risks that the Company and Holley presently do not know or that the Company and Holley currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither the Company nor Holley undertakes any duty to update these forward-looking statements, except as otherwise required by law.